Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

August 29, 2017

Interview with Professor Dr Aldo Belloni, Linde CEO, and Daniela Bergdolt, vice president of the DSW

The Linde-Praxair merger - a dialogue about the emergence of a global player

The merger between Linde and Praxair is one of the largest mergers in German economic history and certainly among the most widely discussed. The DSW raises the general question of how shareholders can be better involved in such transactions. Speaking with Focus Money, Prof Dr Aldo Belloni, CEO of Linde AG, and Daniela Bergdolt, vice president of DSW, expressed their views on the merger.

Mr Belloni, why do you want to complete a merger with American competitor Praxair?

Belloni: There are three main reasons for the transaction: first, we are merging two complementary, leading companies for industrial gases and thus combining Linde’s outstanding position in engineering and technology with Praxair’s operational excellence. Second, the merged company will be represented in all major regions and end markets and benefit from a more balanced global portfolio. Third, the transaction will bring about considerable synergies.

What makes you so confident the authorities will approve the deal?

Belloni: We are aware that with a merger of this size, activities in certain countries will also have to be sold. With a merger of this size, we are aware that it will be necessary to sell assets in certain countries. However, thanks to previous major international M&A deals, such as the takeovers of the Scandinavian firm AGA and the British firm BOC, we have a wealth of practical experience in merger control issues. And we have consistently demonstrated that we have created value and done a good job for shareholders. We have already received interest from potential buyers.

Mrs Bergdolt, how does the DSW view the merger?

Bergdolt: We basically have nothing against it. On the contrary, I have emphasised both at the Annual General Meeting, as well on other occasions, that I can understand the business rationale. What we have a problem with, however, is that a completely new company is being created here and the shareholders are not allowed to vote in advance. The two aspects or questions are, however, clearly separate from each other.

Mr Belloni, how will the new company be formed?

Belloni: The new company will have a headquarters with two locations, Danbury in the USA and Munich in Germany. The holding company Linde plc has been legally set up in the EU, specifically in Dublin, Ireland. It was important to both sides to select a neutral country as the place of incorporation of the holding company. Linde’s current Chairman of the Supervisory Board, Professor Dr Wolfgang Reitzle, will be Chairman of the Board. The Chairman and CEO of Praxair, Steve Angel, will be CEO of the company and a member of the Board. The new group will bear the globally recognized and respected name “Linde”, which reflects our shared history and tradition. Because – broadly speaking – today’s Praxair was founded on American soil and on the initiative of Carl von Linde more than 100 years ago. He initially held one third of the shares in the firm, then known as “Linde Air Products”.

Mrs Bergdolt, can this construction not dispel your doubts, then?

Bergdolt: This description clearly shows where the problem lies: a completely new company is being created. It is not reasonable to the DSW that the owners of what has, to date, been Linde AG cannot vote on this at a general meeting.

Belloni: Linde has a very broad, international shareholder base. Therefore, it makes sense for the shareholders to be addressed individually and directly during the exchange offer period. They can then freely choose whether or not to accept the exchange offer on thereby vote on the transaction.

Bergdolt: In its essence, that is something different, though. The deal has already been negotiated and the shareholders were not involved. Moreover, rejection is not a real alternative. Finally, it is clear that control and profit transfer agreements and even a squeeze-out are realistic scenarios in the future. Linde shareholders therefore remain shareholders “on demand” of the old AG. In this constellation an exchange is therefore without any real alternative.

Mr. Belloni, how will the transaction proceed, from your point of view?

Belloni: For Linde shareholders, the business combination will be structured as an exchange offer for shares of Linde plc, the new holding company, in accordance with German law. Linde shareholders will receive 1.54 shares in Linde plc for each Linde share they exchange. Praxair shareholders will receive one share in the new holding company per Praxair share. This exchange ratio stems from the different number of Linde and Praxair shares that have been issued. The outcome is that current Linde and Praxair shareholders will each hold around 50% of the combined company, so long as 100% of the Linde shares are tendered in the exchange offer.

Mrs Bergdolt, is this a basic democratic issue, then?

Bergdolt: No, instead of going the way of the exchange, Linde AG should have been interviewed at an extraordinary general meeting. The shareholders could then have informed the Executive Board whether they saw any need for change. In the end, a vote on the merger would have taken place. But even the mere discussion of the current agreement without a vote would have been a good sign to the shareholders. But Linde was just not willing.

Belloni: Objection! At the Annual General Meeting in May 2017, we discussed the merger very intensively. They themselves also took part in the general debate. Speaking of basic democracy: the legislator has set high hurdles for an extraordinary AGM so that minorities cannot decide on key issues affecting the company.

What are you going to do, Frau Bergdolt?

Bergdolt: We’re seeking clarification through legal action. This is not a question of holding up or preventing the transaction. This is not possible at all through the declaratory action that we envisage. What we want is the general conclusion that in the legal relationship between the company and the shareholders, the shareholders should have voted on such a major change.

Mr Belloni, what do Linde shareholders actually have to gain from the merger with Praxair and why should they exchange their shares?

Belloni: We anticipate that the shareholders of the new Linde plc will benefit from considerable value for in the form of annual synergies and cost savings of around 1.1 billion euros, which are to be achieved within approximately three years of closing of the merger. The new company, Linde plc, is expected to have a combined stock market value of over 66 billion euros, making it a truly global player. Furthermore, it will have a solid balance sheet and a strong cash flow, which will provide financial flexibility for investment in future growth. Every Linde shareholder now has the historic opportunity to acquire a stake in the combined company via the share exchange offer.

What do Linde shareholders actually have to do to exchange their shares?

Belloni: To exchange the Linde shares for shares in the new Linde holding, shareholders have to declare their acceptance of the exchange offer to their custodian bank. Usually they will receive the relevant form from their custodian bank automatically. The custodian bank must receive the proper acceptance declaration and the corresponding instruction before 24 October 2017.

What risks are Linde shareholders taking if they do not accept the exchange offer?

Belloni: In this case they will remain shareholders of Linde AG. However, after the successful merger Linde AG will have a majority shareholder that foreseeably holds over 75 percent of the Linde AG shares and voting rights, giving it a decisive say in any resolutions of the annual general meeting. Furthermore, opportunities to trade the remaining shares of Linde AG will possibly be far more limited, since liquidity in this market is expected to decline.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, Linde plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.